March 12, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	NYMAGIC, INC.
Form 10-K /for the Year Ended December 31, 2006
File No. 001-11238
Dear Mr. Rosenberg:
This letter is in response to a conversation on February 12, 2008 with Mark Bruhofer of the SEC that discussed inquiries made by the staff after reviewing our response letter dated January 18th, 2008.
Question:
1.	You refer to the use of outside actuaries in your Form 10K filing for the year ended December 31, 2006. While you are not required to make this reference, when you do, you must disclose the name of the outside actuary. If you include or incorporate by reference this disclosure into a 1933 Securities Act Filing, you will also need to include the consent of the outside actuary.
Answer:
We have made reference to our external actuaries only for completeness of the description of our procedures; not for purposes of suggesting that such external actuaries are in any way reviewing or passing upon the accuracy of our disclosure. Accordingly, we will remove all references to any external actuaries in future filings. Our revised disclosure will only reference internal actuaries and will read as follows:
“Our internal actuaries review reserves for several significant classes of business at year-end, and we develop internally specific loss development factors for our various classes of business annually at year-end based upon a review of paid and incurred loss activity during the year. Management collaborates with the Company’s internal actuary in an effort to determine its best estimate of reserves.”

Question:
2.	As a follow up to our previous comment #2, please explain to us with more specificity how the August 12, 2006 amendment to the Tricadia agreement qualifies as a reconsideration event under paragraphs 7 and 15 of FIN 46R? In this regard, please tell us which criteria or criterion in subparagraph a) through d) of paragraph 7 were met and why? Please reference for us the authoritative literature you relied upon to support your accounting.
Answer:
Paragraph 7 Analysis
Paragraph 7 of FIN 46R states, “the initial determination of whether an entity is a variable interest entity (‘VIE’) shall be reconsidered if one or more of the following occur:
a.	The entity’s governing documents or contractual arrangements are changed in a manner that changes the characteristics or adequacy of the entity’s equity investment at risk”

b.	The equity investment or some part thereof is returned to the equity investors, and other interests become exposed to expected losses of the entity.

c.	The entity undertakes additional activities or acquires additional assets, beyond those that were anticipated at the later of the inception of the entity or the latest reconsideration event, that increase the entity’s expected losses.

d.	The entity receives an additional equity investment that is at risk, or the entity curtails or modifies its activities in a way that decreases its expected losses.”
On August 18, 2006, the Company entered into an Amended and Restated Limited Partnership Agreement of Tricadia CDO Fund, L.P. (“Tricadia”) (formerly, “Tiptree”), effective as of August 1, 2006, with the general partner to amend and restate the Limited Partnership Agreement (the “Original Agreement”).
The Amended Agreement, among other items, substantially changed the fee income structure of Tricadia and provided for the potential conversion of limited partnership interests to equity interests. The Company evaluated these contractual changes for purposes of applying paragraph 7 of FIN 46R and concluded that the changes resulted in a reconsideration event for the following reasons.

•	Under the Original Agreement, Tricadia and the investment manager each received 50% of CDO fees. Under the Amended Agreement, Tricadia is expected to receive a lower percentage of CDO fees, a minimum of 12.5%, while the investment manager is expected to receive a higher percentage of CDO fees. This results in a reduction in the variability of Tricadia thereby lowering or decreasing its expected losses. As noted in paragraphs 7(c) and 7(d) of FIN 46R a change in the entity’s activities that changes its expected losses is a reconsideration event for purposes of determining whether the entity is a VIE.

•	In providing for the potential conversion of limited partnership interests to equity interests, the amended agreement gave the general partner of Tricadia the sole right to arrange for a public offering at any time and sole discretion to convert the structure of Tricadia in an offering. The general partner’s ability to convert the limited partnership interests to equity and to arrange for a public offering increases the potential marketability of the partnership. This additional power given to the general partner increases the opportunity for greater dispersion of interests and dilution of the existing limited partner interests. The Company concluded that these changes represented a change in the entity’s governing documents or contractual arrangements that changed the characteristics of the entity’s equity investment at risk (which paragraph 7(a) of FIN 46R indicates is a reconsideration event).
The Company’s conclusion that Tricadia was a VIE did not change as a result of the reconsideration events discussed above. The Company notes, however, that even if one took the view that Tricadia ceased to be a VIE as a result of the changes above, the Company’s consolidation conclusion would have been the same (i.e., to deconsolidate Tricadia) because the general partner would be deemed to control Tricadia under the guidance in ARB 51 and EITF 04-5 (i.e., under a voting control model). The Company also notes that if one took the view that the changes above did not constitute paragraph 7 reconsideration events, Tricadia would still be considered a VIE and, therefore, that view would not result in any change in the Company’s consolidation conclusion as a result of the conclusion reached under the paragraph 15 analysis as indicated below.
Paragraph 15 Analysis
Paragraph 15 of FIN 46R states, “an enterprise with an interest in a variable interest entity shall reconsider whether it is the primary beneficiary of the entity if the entity’s governing documents or contractual arrangements are changed in a manner that reallocates between the existing primary beneficiary and other unrelated parties (a) the obligation to absorb the expected losses of the variable interest entity or (b) the right to receive the expected residual returns of the variable interest entity.” The Company believes that statement sets forth the principle that a change in the allocation of a VIE’s variability among its variable interest holders requires a reassessment of which (if any) variable interest holder is the VIE’s primary beneficiary for all variable interest holders affected by the change (in much the same way that a reconsideration of which investor, if any, should consolidate a voting interest entity occurs when the voting rights (e.g., voting shares) of the entity are reallocated among its investors). Although paragraph 15 is silent on the question, the Company believes the principle articulated in that paragraph applies equally to reallocations of variability among unrelated parties and related parties. If the principle applied only to unrelated parties, it would be possible for a related party group to dramatically shift the exposure to variability among the parties within the group without triggering any change in the original consolidation conclusion — a result that the Company does not believe was intended by the FASB.
In the case of Tricadia, the revised fee structure in the Amended Agreement allocated lower expected returns to the limited partner (i.e., to the Company) and greater residual returns to the investment manager. Under the Original Agreement the Company’s initial investment provided seed capital for a new CDO operation. The Company sought the experience and expertise of the general partner to perform such services. However, as the fund established its operations successfully over the next several years, the general partner decided to initiate changes in the agreement, which reflected the additional power that emerged from the generation of substantial profits in the fund over several years. The Company wanted to continue to share in the profits of the fund, and therefore agreed to lesser terms in the Amended Agreement.
The Company believes that the revised fee structure reallocated variability among the variable interest holders (including the Company) of Tricadia and, therefore, triggered a requirement to reconsider which, if any, variable interest holder was Tricadia’s primary beneficiary under the provisions of paragraph 15 of FIN 46R. The Company notes that the reconsideration requirements of paragraph 15 are separate and distinct from those of paragraph 7. That is, a paragraph 15 reconsideration event may occur even without the occurrence of a paragraph 7 reconsideration event.
We note that the effect of the initial consolidation of the $11 million invested in Tricadia in 2003 on the Company’s total assets and total liabilities was approximately $1.1 million which represented less than 1% of total assets and total liabilities. Approximately $9.3 million represented trading portfolio fixed maturities and the balance of the Tricadia investment was included in cash and other assets/other liabilities. The consolidation had no impact on net income during the period Tricadia was consolidated as all income was recorded in net investment income. At June 30, 2006, the last quarter prior to the deconsolidation of Tricadia, the effect of the consolidation of Tricadia on total assets and total liabilities was approximately $750,000. Approximately, $18.6 million of the $26.6 million investment in Tricadia represented trading portfolio fixed maturities and the balance of the Tricadia investment was included in cash and other assets/other liabilities.
Question:
3.	Assuming the August 18, 2006 amendment to the partnership agreement qualifies as a reconsideration event, please explain to us with more specificity why you are no longer the primary beneficiary? As you represent that Tricadia is still a VIE after the amendment, please explain to us your analysis of the provisions of paragraph 17 of FIN 46R in determining that you were no longer Tricadia’s primary beneficiary? In this regard we are uncertain why the guidance in EITF 04-5 related to limited partnerships that are not VIEs is a significant element of your analysis in determining whether you are the party that is most closely associated with Tricadia. Please reference for us the authoritative literature you relied upon to support your accounting.
Answer:
     As noted in the Company’s previous response to the Staff, all of Tricadia’s variable interest holders (i.e., the Company, the general partner, and the investment manager) are related parties. Accordingly, the guidance in paragraph 17 of FIN 46R requires one of those parties to consolidate Tricadia. Paragraph 17 requires the Company to evaluate all relevant facts and circumstances to determine which entity within the related party group is most closely associated with Tricadia. The Company notes that the guidance in paragraph 17 is not a checklist but rather a list of factors (not all-inclusive) to be considered in evaluating which party within the related party group should consolidate the VIE. The Company notes further that, as articulated in Mr. Foster’s dissent to FIN 46, “The objective of [FIN 46] is to assist in determining when one entity controls another entity in circumstances where control is difficult to discern, because either the structure of the variable interest entity obviates the need for decisions or control has been disguised.” Mr. Foster’s dissent goes on to explain his belief that FIN 46 fails to consistently achieve that objective. The Company understands from Mr. Foster’s comments and from the FASB’s deliberations leading to the issuance of FIN 46 that it is indeed intended to require consolidation of entities under the primary beneficiary’s control. For that reason, the Company believes that, when identifiable (i.e., when not disguised), control is a significant consideration in evaluating which party in a related party group is most closely associated with the VIE (i.e., which party is the primary beneficiary of the VIE).

     EITF 04-5 was issued subsequent to the Company’s initial evaluation of which related party variable interest holder should consolidate Tricadia. As a result, the Company was unable in its initial FIN 46 evaluation to consider the guidance in EITF 04-5 in evaluating whether another party controls Tricadia. However, in light of the requirement to reconsider which party is Tricadia’s primary beneficiary, the Company believed it was important to take the guidance in EITF 04-5 into consideration in evaluating whether one of the related parties is deemed to control Tricadia. The Company believes our view is consistent with Mark Mahar’s December of 2006 speech commenting on the interaction between FIN 46R and EITF 04-5, as well as the informal guidance provided by the FASB staff that preceded it.1 Following our re-evaluation, the Company concluded that it is no longer the party most closely associated with Tricadia and that either the general partner or the investment manager should be deemed to be Tricadia’s primary beneficiary. Our analysis of the specific aspects of paragraph 17 follows.
     17(a) — principal-agency relationship. The Company believes this factor addresses ultimate control or influence over the VIE. In this case, the general partner holds all voting interests of Tricadia, and the limited partners (including the Company) do not have the ability to dissolve the partnership or otherwise have substantive participating rights, including “kick out” rights. Accordingly, the Company concluded that it is not the principal in a principal-agency relationship (and that either the general partner or the investment manager is).
     17(b) — relationship and significance of activities. The activities of Tricadia are not significant to the Company’s overall operations. Tricadia is a vehicle used by the Company to execute against its investment strategy. However, as an insurance company, we determined that this vehicle is not a key to our overall operations.
     The activities of Tricadia are significant to the investment manager. At inception of Tricadia, the investment manager was entering its brand into the CDO marketplace and needed a source of seed capital to initiate structuring activities. Counterparties in the CDO structuring activities required significant collateral during warehousing, and placement support activities were

1 Prior to Mr. Mahar’s speech the FASB staff provided informal guidance about how to evaluate whether hedge funds were variable interest entities when the investment advisor of the fund held no equity-at-risk and could not be removed without cause by the equity-at-risk investors. We understand that the FASB staff provided informal guidance that in those circumstances if a related party under common control with the investment advisor was required to maintain an equity-at-risk investment in the fund, the decision-making rights of the investment advisor should be attributed to the related party investor in evaluating whether the equity-at-risk investors (as a group) lacked the characteristics of a controlling financial interest. We understand further that the FASB staff provided that informal guidance specifically so that such hedge funds would be considered voting interest entities resulting in a requirement for the investment advisor to apply the provisions of EITF 04-5 in evaluating whether to consolidate the fund (i.e., so that consolidation would be determined on the basis of control). Without that guidance, such funds would have been considered VIEs based on the guidance in footnote 7 and paragraph 5(b)(1) of FIN 46R and the likely outcome would have been that the investment advisor would not have been the primary beneficiary of the fund.

significant. During the period from 2003 (start up) to 2006, leveraging from its involvement with Tricadia, the investment manager was involved in the creation of a number of CDO structures each of which enhanced the investment manager’s brand/reputation recognition by the street.
     17(c) — exposure to expected losses. The variability of Tricadia arises principally from CDO structuring and ongoing servicing fees. CDO structuring activities were the predominant creator of variability at start up in 2003. Over time, as the portfolio of completed CDOs increased, the significance of the servicing fees as a creator of variability increased and the level of overall variability from the CDO structuring activities diminished (resulting from both decreasing collateral requirements and a decrease in the percentage of the operations). The Company absorbs the majority of the variability associated with the structuring activities while the investment manager absorbs the majority of the variability associated with the servicing activities. While we believe that the Company continues to absorb the majority of overall variability, the level of overall variability absorbed by the Company has decreased significantly since start up resulted in this factor having less weight in our overall analysis.
     17(d) — the design of the VIE. We believe the redesign of Tricadia through the ownership interest conversion right held by the general partner and the limitation on management fees that could be earned by the Company is indicative that the general partner is most closely associated with Tricadia.
     In weighing the factors above, we determined that 17(b) and 17(d) contain the most persuasive argument that the general partner’s control (i.e., the lack of substantive kick out rights or participating rights held by the limited partners) along with the introduction of equity conversion rights were significant indicators that the Company is not more closely associated with Tricadia than the general partner. The Company believes its reduced exposure to Tricadia’s variability further supports that conclusion.
     The Company is responsible for the adequacy and accuracy of the disclosure in filings. The Company believes that the disclosures reported in its Form 10-K for the fiscal year ended December 31, 2006 are adequate. The Company acknowledges staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense against in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Thomas J. Iacopelli
Chief Financial Officer